

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2008

By U.S. mail and facsimile to (501) 661-9108

Mr. Robert C. Goodwin, Chief Financial Officer
DAC Technologies Group International, Inc.
12120 Colonel Glenn Road, Suite 6200
Little Rock, AR 72210

> **RE: DAC Technologies Group International, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **File No. 0-29211**

Dear Mr. Goodwin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief